SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 03, 2019

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Urban One, Inc. (the "Company") has posted on its website, as of December 5, 2019, an investor presentation. The presentation, entitled "Urban One: Representing Black Culture – December 2019" is posted at http://www.urban1. com/investor-relations, may be found by navigating to our website at: www.urban1.com, selecting "Investor Relations" then "Events and Presentations" and is attached hereto as Exhibit 99.1.

Within the presentation, the Company confirmed previously announced Adjusted EBITDA guidance of $138-140M. The investor presentation referenced in this report has or may be presented at meetings with investors, analysts, and others, in whole or in part and possibly with modifications, as it seeks *opportunities to refinance portions of its outstanding debt and for other general purposes. While the Company continually seeks to act opportunistically, there are no assurances that the Company will complete any refinancing, in whole or in part, of its outstanding indebtedness.*

The investor presentation includes financial information not prepared in accordance with generally accepted accounting principles ("GAAP"). A reconciliation of the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with generally accepted accounting principles, as required by Regulation G, is available within Exhibit 99.1 and on our website at www.urban1.com. The Company believes that the non-GAAP financial measures provide investors additional ways to view our operations which we believe provide a more complete understanding of our business than could be obtained absent these disclosures. We believe the non-GAAP financial measures also provide investors a useful tool to assess shareholder value.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the investor presentation is summary information that is intended to be considered in the context of the Company's Securities and Exchange Commission ("SEC") filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information in this Current Report on Form 8-K is being "furnished" pursuant to Item 7.01 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
99.1	Investor Presentation dated December 03, 2019

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q , 10-Q/A and other filings with the SEC.

<center>**SIGNATURE**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

December 06, 2019   Peter D. Thompson
                    Chief Financial Officer and Principal Accounting Officer






1010 WAYNE AVENUE . 14TH FL . SILVER SPRING, MD 20910
WWW.URBAN1.COM



WE ARE
URBAN ONE.

A Rich History and Iconic Brands.

Our mission is to be the most trusted source in the African-American community that informs, entertains and inspires our audience by providing culturally relevant integrated content through our radio, television, and digital platforms.

We Inform.   We Inspire.   We Entertain



TODAY'S PRESENTERS.



Alfred C. Liggins, III
Chief Executive Officer,
President and Treasurer

- Mr. Liggins has been CEO of Urban One since 1997 and President since 1989

- Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM

- In 1987, Mr. Liggins was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One's Washington, DC operations



Peter Thompson
Chief Financial Officer,
Executive Vice President

- Mr. Thompson has been CFO of Urban One since February 2008

- Mr. Thompson joined Radio One in October 2007, as Executive Vice President of Business Development

- Prior to working with Radio One, Mr. Thompson served as a public accountant and spent 13 years at Universal Music in the United Kingdom, including five years as CFO

THE LARGEST URBAN LIFESTYLE MEDIA COMPANY.

RADIO ONE	REACH MEDIA	ONE DIGITAL	TV ONE	CLEO TV	ONE SOLUTION
#1 Local Radio	#1 Syndicated Radio	#1 Digital Portfolio	#1 Black Owned Cable Network	NEW Lifestyle Cable Network	#1 Branded Entertainment
28MM	**34MM**	**20MM**	**21MM**	**8MM**	**12**
Monthly Listeners	Monthly Listeners	UV Monthly	Unique Viewers	Homes	Industry Awards in 2017
56 Radio Stations	8 Top-Rated Personalities, National Radio Programs	25MM Fans + Followers	Two Networks	Lifestyle and Entertainment Cable Network Targeting Millennial and Gen X Women of Color	Award-Winning
150+ DJs		50MM Monthly Video Views	Award-Winning and Critically-Acclaimed Programming		One-X: Best Branded Content Agency Two Years in a Row
250+ Events	"Must Attend" Events				
Revenue $183.4m (41%) Adj EBITDA $66.3m (36%)	Revenue $45.9m (10%) Adj EBITDA $8.9m (19%)	Revenue $31.4m (7%) Adj EBITDA $1.8m (6%)	Revenue $186.1m (42%) Adj EBITDA $85.0m (46%)		

Note: Financial results are based on the 12 month period ending September 30, 2019 and exclude corporate and eliminations.
SOURCE: Nielsen Audio DMA, Spring 2018 4 week cume; Exact Times; P12+; Comscore Plan Metrix Q4 2018; Nielsen TV Toolbox (L3, 1 min. qualifier) 1/1/2018 - 12/30/2018; P2+ (000) averaged by Month.)

OUR BRANDS







BOSSIP
HELLOBEAUTIFUL
cassius
GLOBALGRIND
HIPHOPWIRED
MADAMENOIRE
NEWSONE
RICKEYSMILEY MORNING SHOW
BIRTHDAY BASH ATL
WILLIE MOORE
Get Up! mornings with Erica Campbell
URBAN ONE HONORS
Women's EMPOWERMENT
THE DL HUGHLEY SHOW
TV ONE REPRESENT.
Cleo Speaks
UNCNSRD.
CLEO TV
unSung
ATL HOMICIDE
HELLOBEAUTIFUL
the Kitchen Table
GLOBALGRIND
THE FORMULA
SCIENCE OF THE HUSTLE
HELLOBEAUTIFUL
MONEY MOVE$

OUR AUDIENCE

We are the ONLY integrated media
company in the BLACK CULTURE space



73% of Whites &
67% of Hispanics say
BLACKS are influencers
of mainstream culture.



We reach **82%** of
BLACK America
every month.

$1.3+

Trillion dollars buying
power in 2017.

ADVERTISERS HAVE FEWER CHOICES FOR TARGETING AFRICAN-AMERICANS THAN THOSE SEEKING TO MARKET TO HISPANICS.

The number of cable networks for Hispanics is almost 4x the number of African-American networks

African-American networks



Hispanic networks



# of African-American cable networks: **11**

# of Hispanic cable networks: **40**

NATIONAL REACH, LOCAL TOUCH.



PERCENT
OF TOTAL
50 or more
25 to 50
12 to 25
6 to 12
1 to 6
Less than 1
U.S. average 12
Prepared by the Geography Division in
cooperation with the Data Preparation Division

OUR PLATFORMS REACH OVER 82% OF AFRICAN AMERICANS ACROSS THE COUNTRY EACH MONTH!

AA RADIO FORMATS:

- Hip Hop
- Urban AC
- Old School
- R & B
- News/ Talk
- Gospel/ Inspirational

MGM NATIONAL HARBOR INVESTMENT.

Further diversifies Radio One's platform in the entertainment industry while still focusing on its core demographic

- Urban One invested $40 million from cash

- MGM National Harbor opened in December 2016

- In return, Radio One receives:

  - 6.7% ownership

  - 1% of net gaming revenue, $18.5m Adj EBITDA return

    in first 3 years

  - $1 million in advertising revenue from MGM for 5 years



**Radio One Headquarters
Silver Spring, Maryland**



**MGM National Harbor
Prince George's County, Maryland**

KEY INVESTMENT HIGHLIGHTS.

01 | Diversified multi-media company | • Leading radio, TV and internet brands targeting African-Americans
• Non-radio businesses are over 50% of total revenue and Adjusted EBITDA
• Meaningful cross-selling as a fully integrated multi-media platform
• 6.67% Ownership in MGM National Harbor Casino

02 | Large and stable free cash flow | • $57.6 million of pro forma LTM 3Q 2019 free cash flow
• Contractual affiliate fees represent 25% of total revenues
• Low capital expenditure intensity business

03 | EBITDA | • Cable TV and Radio are high margin businesses
• Benefits from cyclical political ad spending
• MGM National Harbor generating LTM Adjusted EBITDA of $7.1m

04 | Ability to delever over time | • Using free cash flow, company has path to get net leverage below 5.0x
• Continue to seek out value adding M&A opportunities to further delever

KEY INVESTMENT HIGHLIGHTS.

05 Compelling
target demographics

- Fast growing demographic: projected 2016-2025 9.1% AA vs. 6.5% for the general population
- Heavy users of audio / video media, video games and social media
- TV One viewers and Radio One listeners participate less in digital transition given slightly older age skew

06 Diversified advertiser base

- No customer concentration / key customer risk
- Strong, defensible positions in local communities
- Conduit for politicians to reach a key demographic constituency

07 Experienced management team

- Created and managed TV One from launch
- Long-standing radio expertise

STRATEGY.

 Holding to guidance of $138m-$140m of Adjusted EBITDA for 2019, with net leverage in the low 6s

 Continue to de-lever, using FCF to pay down debt.

 Participate in future industry consolidation, as a buyer or seller.

 Maintain and grow market share; continue to re-engineer the cost base.

STRATEGY.

 Make prudent investments in TV content to increase delivery.

 Preserve existing TV distribution, and pursue new distribution opportunities including OTT, and the launch of a second network.

 Find de-levering and value creating M&A opportunities in radio, TV and digital.

CURRENT CAPITALIZATION.

($ in millions)	Rate	Maturity	As of 9/30/19	Leverage
Cash			$31.4	
ABL	L + 175	4/21/2021	0.0	
Term Loan B	L + 400	4/18/2023	321.5	
Sr Secured Notes	7.375%	4/15/2022	350.0	
Total Sr secured debt			**$671.5**	**4.6x**
Sr Unsecured Term Loan	12.875%	12/31/2022	170.7	
Sr Secured Term Loan (MGM)	7.0% Cash + 4.0% PIK	12/31/2022	51.6	
Total debt			**$893.8**	**6.1x**
Net debt			**$862.4**	**5.9x**
Minority Interest			9.2	
Market Cap (as of 11/26/19)			89.9	
Total capitalization			**$992.9**	
PF LTM Adj. EBITDA			**$145.4**	
Corporate Rating			**B3 (stable)/B- (stable)**	



SUMMARY FREE CASH FLOW PROFILE.

($ in millions)	LTM 9/30/2019
Adjusted EBITDA	$145.4
(-) Minority interest and other	(6.6)
Attributable EBITDA	138.8
(-) pf Cash Interest	74.0
(-) pf Mandatory debt amort	28.2
(-) Capital expenditures	6.0
(-) Cash Taxes	1.2
pf Free cash flow	$57.6

SAFE HARBOR STATEMENT &
NON GAAP FINANCIAL MEASURES

- ## SAFE HARBOR STATEMENT

  This presentation and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe-harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may concern Urban One, Inc.'s (the "Company") business strategy, the Company's capital plan, trends, and the future performance of the Company. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

- ## NON GAAP FINANCIAL MEASURES

  In addition to financial results prepared in accordance with Generally Accepted Accounting Principles, or GAAP, this presentation may also contain certain non-GAAP financial measures. Management uses these non-GAAP measures to evaluate the Company's performance and in planning for future periods. Management believes that adjusting GAAP measures by excluding or including certain items is helpful to investors and analysts who may wish to use some or all of this information to analyze the Company's current performance, prospects, and valuation. It is important to note these non-GAAP measures involve judgment by management and should be considered in addition to, not as a substitute for, the most directly comparable measures calculated and prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with their most direct comparable GAAP financial measures included as an appendix to this presentation.

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